UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 20, 2015

GAMING AND LEISURE PROPERTIES, INC.
(Exact name of registrant as specified in its charter)

PENNSYLVANIA	001-36124	46-2116489
(State or Other Jurisdiction of Incorporation or Organization)	(Commission file number)	(IRS Employer Identification Number)

825 Berkshire Blvd., Suite 400
Wyomissing, PA 19610
(Address of principal executive offices)

610-401-2900
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2 below):

☒       Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01    Entry into a Material Definitive Agreeement.
On July 20, 2015, Gaming Leisure Properties, Inc. (“GLPI”), Gold Merger Sub, LLC, a direct, wholly owned subsidiary of GLPI (“Merger Sub”), and Pinnacle Entertainment, Inc. (“Pinnacle”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing for the acquisition of substantially all of Pinnacle’s real property assets by GLPI.
Subject to the terms and conditions set forth in the Merger Agreement, Pinnacle has agreed that it will, pursuant to a Separation and Distribution Agreement substantially in the form attached as Exhibit C to the Merger Agreement (the “Separation Agreement”), (1) effect the separation of its real property assets and gaming operating assets and (2) effect a pro rata distribution to Pinnacle’s stockholders of common stock representing a 100% interest in a newly formed public company (“OpCo”) that will own Pinnacle’s gaming operating assets and other specified assets (the “Spin-Off”).
The Merger Agreement also provides that immediately following the Spin-Off, and upon the terms and subject to the conditions set forth in the Merger Agreement, Pinnacle will merge with and into Merger Sub, with Merger Sub surviving the merger as a wholly owned subsidiary of GLPI (the “Merger” and the surviving entity, “PropCo”).
Following consummation of the Merger, PropCo will own substantially all of Pinnacle’s real property assets and will lease those assets back to OpCo pursuant to a “triple net” 35 year (including extension renewals) master lease agreement (the “Master Lease Agreement”) substantially in the form attached as Exhibit B to the Merger Agreement. A wholly-owned subsidiary of OpCo ( “OpCo Sub”) would operate the leased gaming facilities as a tenant under the Master Lease Agreement.
Separation Agreement
Subject to the terms and conditions set forth in the Separation Agreement, prior to the closing of the Merger, Pinnacle will undertake a reorganization which will result in PropCo holding substantially all of Pinnacle’s real property assets (subject to certain exceptions, including Pinnacle’s interests in Retama Park, Belterra Park Gaming & Entertainment Center and several undeveloped land parcels) and OpCo holding substantially all of Pinnacle’s gaming operations and other assets. In addition, OpCo will assume the historical liabilities associated with Pinnacle’s business and the future liabilities associated with the operation of OpCo’s business, as well as certain other liabilities specified in the Separation Agreement. PropCo will generally be responsible for liabilities related to PropCo’s business arising after the distribution occurs, as well as certain other liabilities specified in the Separation Agreement. At or prior to the distribution, OpCo will also enter into one or more financing arrangements, for which Pinnacle has obtained financing commitments, that will fund a $975 million payment (subject to certain adjustments) to PropCo to be used to repay certain of PropCo’s outstanding indebtedness. After the transfer of assets and assumption of liabilities (the “Separation”) and immediately prior to the closing of the Merger, Pinnacle will effect a pro rata distribution to the Pinnacle’s common stockholders of shares of OpCo representing a 100% interest in OpCo (the “Distribution”).
Completion of the Distribution will be subject to the satisfaction or waiver of the conditions to the consummation of the Merger. Completion of the Distribution will also be subject to other customary closing conditions, including the effectiveness of a Registration Statement on Form 10 regarding OpCo and the Spin-Off (the “Spin-Off Registration Statement”), receipt by Pinnacle of a solvency opinion, the acceptance of OpCo’s common stock for listing on a nationally recognized exchange, and the absence of an injunction or law preventing the consummation of the transactions (including the Distribution and the Merger).
The summary of the Separation Agreement included in this Current Report on Form 8-K is qualified in its entirety by reference to the full text of the form of Separation Agreement attached as Exhibit C to the Merger Agreement, which is included as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Employee Matters Agreement
GLPI and Pinnacle have also agreed that PropCo and OpCo will enter into an employee matters agreement (the “Employee Matters Agreement”), substantially in the form attached as Exhibit A to the Merger Agreement, that will govern the rights and obligations of OpCo, PropCo, and GLPI with respect to employees and employee benefit plans in connection with the Separation and Distribution. The form of Employee Matter Agreement provides that (1) OpCo will be liable for all Pinnacle employee and employee-related liabilities, (2) Pinnacle equity awards and Pinnacle performance unit awards (other than any Pinnacle awards granted after July 16, 2015) will be adjusted into OpCo and PropCo awards in connection with the Spin-Off, and (3) Pinnacle long-term incentive awards granted after July 16, 2015 will be fully assumed by OpCo.
The summary of the Employee Matters Agreement included in this Current Report on Form 8-K is qualified in its entirety by reference to the full text of the form of Employee Matters Agreement attached as Exhibit A to the Merger Agreement, which is included as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.
Tax Matters Agreement
On July 20, 2015, Pinnacle and GLPI entered into a tax matters agreement (the “Tax Matters Agreement”) governing the respective rights, responsibilities and obligations of OpCo, PropCo and GLPI with respect to taxes, tax attributes, tax returns, tax contests and certain other tax matters in connection with the Separation and Distribution. Under the Tax Matters Agreement (1) OpCo will be liable for all pre-closing taxes of Pinnacle and OpCo, except for (a) taxes imposed with respect to the separation and distribution (calculated on the basis of agreed assumptions) and (b) 50% of any adjustments resulting from a change in Pinnacle’s method of accounting for certain depreciable property and (2) GLPI will be liable for taxes described in clauses (a) and (b), except to the extent Pinnacle’s representations with respect to the availability of certain tax attributes are incorrect.
The summary of the Tax Matters Agreement included in this Current Report on Form 8-K is qualified in its entirety by reference to the full text of the Tax Matters Agreement, which is included as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.
Merger Agreement
Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), holders of shares of Pinnacle common stock, par value $0.10 (“Pinnacle Common Stock”) (other than shares held in treasury by Pinnacles and shares owned by GLPI and its subsidiaries, which will be cancelled) will have the right to receive 0.85 of a share of GLPI Common Stock, par value $0.01 per share (“GLPI Common Stock” and such amount, the “Merger Consideration”) for each share of Pinnacle Common Stock.
All outstanding Pinnacle long-term incentive awards, whether vested or unvested, will be adjusted in connection with the Spin-Off on the terms and subject to the conditions set forth in an Employee Matters Agreement. Following the Spin-Off-related adjustment and at the Effective Time, (1) each outstanding PropCo equity-based award, whether vested or unvested, will become fully vested (to the extent not vested) and will be cancelled and converted into the right to receive the Merger Consideration in respect of each share of Pinnacle Common Stock underlying the PropCo equity-based award (in the case of options, net of the applicable exercise price), and (2) each outstanding PropCo performance unit, whether vested or unvested, will become fully vested (to the extent not vested) and will be cancelled and converted into the right to receive a number of shares of GLPI Common Stock having a value equal to the aggregate dollar amount of the performance unit.
The Merger Agreement contains customary representations and warranties from both Pinnacle and GLPI, and each party has agreed to customary covenants, including, among others, covenants relating to (1) the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time, (2) the use of reasonable best efforts to effect and consummate the Merger, (3) the obligation of Pinnacle to convene and hold a meeting of its stockholders for the purpose of obtaining the stockholder approval of the adoption of the Merger Agreement and, subject to certain exceptions, to recommend that its stockholders approve the adoption of the Merger Agreement, (4) the obligation of GLPI to convene a meeting of its shareholders to approve the issuance of GLPI Common Stock in the Merger (the “GLPI Share Issuance”) and to recommend that its shareholders approve the GLPI Share Issuance, and (5) obligations relating to the Spin-Off, including Pinnacle’s obligation to file the Spin-Off Registration Statement and to use its reasonable best efforts to consummate the Spin-Off. The Merger Agreement also prohibits Pinnacle from soliciting competing acquisition proposals, except that Pinnacle may provide information to, and negotiate with, a third party that makes an unsolicited acquisition proposal if the board of directors of Pinnacle determines that such acquisition proposal would reasonably be expected to result in a “Superior Proposal” (as defined in the Merger Agreement).
Completion of the Merger is subject to certain conditions, including, among others, (1) approval of the Merger Agreement by holders of a majority of the outstanding shares of Pinnacle Common Stock, (2) approval of the GLPI Share Issuance by a majority of the holders of GLPI Common Stock voting at a special meeting to approve the GLPI Share Issuance, (3) the absence of any governmental order or law prohibiting the consummation of the transactions, including the Merger and the Spin-Off, (4) the effectiveness of the registration statement for the GLPI Common Stock to be issued as consideration in the Merger and the authorization for listing of those shares on NASDAQ, (5) the effectiveness of the Spin-Off registration statement and completion of the Spin-Off, (6) the receipt of the required regulatory approvals, (7) no action pending before, or threatened in writing by, the U.S. Antitrust Division of the Department of Justice or the Federal Trade Commission that would prevent the performance of the Merger Agreement or the Separation Agreement, (8) receipt by such party of a tax opinion to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, (9) the receipt by Pinnacle of an opinion relating to the REIT status of GLPI, (10) subject to certain exceptions, the accuracy of the representations and warranties of the other party subject to a material adverse effect standard, and (11) material compliance by the other party with its obligations under the Merger Agreement.
The Merger Agreement contains certain termination rights for both GLPI and Pinnacle, including if (1) the Merger is not consummated by March 31, 2016, which may be extended by GLPI until June 30, 2016 if the only outstanding closing conditions on March 31, 2016 relate to regulatory approvals, (2) there is an injunction prohibiting the consummation of the Merger, (3) the approval of GLPI’s shareholders or Pinnacle’s stockholders is not obtained, or (4) there has been a breach by the other party that is not cured such that the applicable closing conditions are not satisfied.  In addition, GLPI may terminate the Merger Agreement prior to the adoption of the Merger Agreement by Pinnacle’s stockholders in the event that, among other matters, Pinnacle’s board fails to include its recommendation in the joint proxy statement/prospectus, withdraws or adversely modifies its recommendation to stockholders, fails to recommend against or affirm its recommendation within the required time period after an acquisition proposal is made, or Pinnacle’s board recommends a tender offer or fails to recommend against such tender within 10 business days after the commencement of the tender offer.  If the Merger Agreement (1) is terminated by GLPI in the circumstances described in the preceding sentence, or (2) (a) if an acquisition proposal is publicly announced or known and not withdrawn by a date that is at least 15 business days before Pinnacle’s special meeting to vote on the adoption of the merger agreement, (b) the Merger Agreement is terminated for failure obtain the approval of Pinnacle’s stockholders, and (c) Pinnacle enters into a definitive agreement with respect to or consummates an alternative acquisition proposal within 12 months of termination of the Merger Agreement, then, in each case, Pinnacle will be obligated to pay a termination fee of $60 million to GLPI. The Merger Agreement also provides that Pinnacle will be obligated to pay an expense reimbursement fee of $20 million to GLPI if the Merger Agreement is terminated because Pinnacle’s stockholders fail to adopt the Merger Agreement (so long as GLPI’s shareholders have not also voted against the GLPI Share Issuance).
The Merger Agreement also provides that GLPI will be obligated to pay a termination fee of $150 million to Pinnacle if the Merger Agreement is terminated because the required regulatory approvals were not obtained (unless the cause of such approval not being obtained was an adverse suitability under applicable gaming laws with respect to the OpCo business). In addition, the Merger Agreement provides that GLPI will be obligated to pay an expense reimbursement fee of $20 million to Pinnacle if the Merger Agreement is terminated because GLPI’s shareholders fail to approve the GLPI Share Issuance (so long as Pinnacle’s stockholders have not also voted against the adoption of the Merger Agreement).
The summary of the Merger Agreement in this Current Report on Form 8-K is qualified by reference to the full text of the Merger Agreement, which is included as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.
The Merger Agreement has been attached as an exhibit to this report in order to provide investors and security holders with information regarding its terms. It is not intended to provide any other financial information about GLPI, Pinnacle, or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, are solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts or condition of GLPI, Pinnacle, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by GLPI or Pinnacle or their subsidiaries or affiliates.
Master Lease Agreement
Subject to the terms and conditions of the Merger Agreement, following the consummation of the transactions, PropCo will own substantially all of Pinnacle’s real property assets and will lease those assets back to OpCo Sub pursuant to the Master Lease Agreement. The Master Lease Agreement has a 10-year term with up to five 5-year extensions at OpCo Sub’s option. The first year’s rent is $377 million comprised of: fixed building rent of $289.056 million with annual escalators (subject to minimum rent coverage of 1.8x); plus fixed land rent of $43.972 million; plus the percentage rent component for the facilities of $43.972 million reset every two years equal to 4% of the excess (if any) of the average net revenue for such facilities for the trailing two years over a baseline. The components (but not the total amount) of the first year’s rent are subject to adjustment based on the actual revenue from the leased properties during the twelve months prior to the commencement of the Master Lease Agreement. At the end of the lease term, OpCo Sub will be required to transfer the gaming assets (including the gaming licenses) to the successor tenant for fair market value, subject to any regulatory approvals. PropCo may terminate the lease for cause if OpCo Sub defaults on a payment, in the event of bankruptcy and/or the loss of OpCo Sub’s gaming licenses. All the properties subject to the lease are cross-defaulted and guaranteed by OpCo and certain of its subsidiaries.
Under the Master Lease Agreement, OpCo Sub will be responsible for maintenance capital expenditures, property taxes, insurance and other expenses. OpCo Sub will also be responsible for acquisition, maintenance, operation and disposition of all (including gaming) movable furniture, fixtures and other equipment, and personal property required for operations of its gaming assets.

The summary of the Master Lease Agreement included in this Current Report on Form 8-K is qualified in its entirety by reference to the full text of the form of Master Lease Agreement attached as Exhibit B to the Merger Agreement, which is included as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.
Item 8.01    Other Events.
Financing Commitments
GLPI has obtained debt financing commitments from JPMorgan Chase Bank, N.A. and Bank of America, N.A. and certain of their affiliates (the “Lenders”) for the purpose of financing the transactions and paying related fees and expenses as contemplated by the Merger Agreement. Pursuant to the debt financing commitments, the Lenders have agreed to provide a $2.7 billion 364-day senior unsecured bridge facility, subject to certain customary conditions.
Voting Agreements
In connection with the execution of the Merger Agreement, Pinnacle has entered into voting agreements with certain shareholders of GLPI including (i) Peter M. Carlino and the Carlino Family Trust, which collectively beneficially own approximately 10% of GLPI’s outstanding shares (excluding shares beneficially owned in respect of vested options that are not currently capable of being voted) and (ii) certain investment funds affiliated with Fortress Investment Group LLC which collectively beneficially own approximately 9% of GLPI’s outstanding shares. The voting agreements generally require, subject to certain exceptions, such shareholders to vote all of the shares of GLPI Common Stock beneficially owned by them and capable of being voted in favor of adoption of the GLPI Share Issuance and certain related matters as applicable and against matters that would reasonably be expected to materially prevent, impede, materially delay or materially impair the ability of GLPI to consummate the Merger.
Additional Information
This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, GLPI intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of GLPI and Pinnacle that also constitutes a prospectus of GLPI. GLPI and Pinnacle also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by GLPI and Pinnacle with the SEC at the SEC’s website at www.sec.gov.

Certain Information Regarding Participants
GLPI and Pinnacle and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of GLPI’s directors and executive officers in GLPI’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, and its proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 30, 2015. Investors may obtain information regarding the names, affiliations and interests of Pinnacle’s directors and executive officers in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and its proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 10, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents at the SEC’s website at www.sec.gov.

Item 9.01.    Financial Statements and Exhibits.
(d) Exhibits

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of July 20, 2015, by and among Pinnacle Entertainment, Inc., Gaming and Leisure Properties, Inc. and Gold Merger Sub, LLC

10.1	Tax Matters Agreement, dated as of July 20, 2015, by and among Pinnacle Entertainment, Inc. and Gaming and Leisure Properties, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 22, 2015	GAMING AND LEISURE PROPERTIES, INC.

	By:	/s/ William J. Clifford
	Name:	William J. Clifford
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of July 20, 2015, by and among Pinnacle Entertainment, Inc., Gaming and Leisure Properties, Inc. and Gold Merger Sub, LLC

10.1	Tax Matters Agreement, dated as of July 20, 2015, by and among Pinnacle Entertainment, Inc. and Gaming and Leisure Properties, Inc.

9